Exhibit 12
Coca-Cola Bottling Co. Consolidated
Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)

	First Quarter
	2008	2007
Computation of Earnings
Income (loss) before income taxes	$(6,420)	$7,650
Add:
Minority interest	(339)	681
Interest expense	9,820	11,450
Amortization of debt premium/discount and expenses	615	768
Interest portion of rent expense	308	305

Earnings as adjusted	$3,984	$20,854

Computation of Fixed Charges:
Interest expense	$9,820	$11,450
Capitalized interest	158	273
Amortization of debt premium/discount and expenses	615	768
Interest portion of rent expense	308	305

Fixed charges	$10,901	$12,796

Ratio of Earnings to Fixed Charges	0.37	1.63